SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0342645

As at April 20, 2006

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Colubmia
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 20, 2006

Print the name and title of the signing officer under his signature.
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Farallon Resources Ltd.
1020 - 800 W. Pender Street
Vancouver BC Canada V6C 2V6
Tel 604-684-6365
Tel 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON FOCUSES ON INITIAL DEVELOPMENT AT G-9

April 20, 2006, Vancouver, BC - Dick Whittington, President & CEO of Farallon Resources Ltd. (TSX:FAN), is pleased to announce that the Farallon Board has approved revised expenditures to the end of June 2006 for its Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. The revised Approval for Expenditures totals $6.5 million, down from $10.4 million approved in early February. Lower expenditures on engineering are the prime reason for the reduction. Drilling, however, will continue as planned, with two drills operating on the property, focusing on the recently announced "target" area to the southwest of the known G-9 deposit.

As a result of the promising flotation test results for the G-9 deposit announced March 30, 2006, the strategic focus of the Company will be shifted towards the development of a mine at G-9 in the most expeditious manner possible. The immediate work plan is to confirm the promising flotation results and direct all engineering work on developing a mine, mill, tailings facility and office complex at G-9. The Reforma, Naranjo, El Rey and El Largo deposits would be mined after G-9, serving as an inventory of massive sulphides to extend the life of a mine based initially at G-9. The Company is investigating all means to "fast track" such a development and will issue further news releases as events unfold. In the meantime, the Preliminary Assessment planned for completion at the end of March has been delayed to accommodate this shift in focus.

Dick Whittington said: "The promising flotation results have given us an opportunity that is too good to pass up. The prospect of being able to process the G-9 deposit by conventional flotation will reduce both the capital and risk associated with developing a mine at Campo Morado, shortening the lead time to bring it into production. We are continuing to see promising results from drilling and are actively evaluating whether the size of the G-9 deposit would now be able to support a mine by itself. The prospect of having the entire inventory of four other deposits to lengthen the mine's life is particularly rewarding for the staff who have spent years building up this extensive resource base.

We are optimistic that G-9 will provide the impetus for a new mining area in Mexico. The corporate mantra of a "mine by '09" has now been replaced by a "mine at G-9"."

Farallon has a strong cash position of $8.1 million that will enable the Company to complete its current drilling program and conclude a Preliminary Assessment of G-9 by the mid year. For further details on Farallon Resources Ltd. and its Campo Morado property, visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.